Free Writing Prospectus

Filed Pursuant To Rule 433

Registration No. 333-206640

January 31, 2017

January 30, 2017, 11:01 A.M. ET
SPDR Launches New Gold-Backed ETF
By Johanna Bennett
A new gold-backed exchange-traded fund hits the market today. But this one comes with a twist.
Launched by the World Gold Council and State Steet Global Advisors (STT), the SPDR Long Dollar Gold Trust began trading today on the New York Stock Exchange Arca as the first U.S. listed gold-backed ETF that also hedges against a strong U.S. dollar.
“We see an opportunity,” Nick Good, co-head of State Street’s global SPDR business, told Barron’s in a recent interview. “There is a need to invest in gold in different climates depending on where the U.S. dollar is going.” Because gold is priced in U.S. currency, it becomes more expensive for foreign buyers when the dollar gains in value against other currencies. So as the U.S. dollar strengthens gold prices typically weaken.
The SPDR Long Dollar Gold Trust, which trades under the ticker GLDW, is designed to hedge against a strong U.S. dollar. Like its cousin, the SPDR Gold Trust, (GLD) it buys and holds the actual precious metal, not miners or other gold-related stocks. Yet the fund also uses a currency hedge strategy, going long on the dollar against a basket of foreign currencies on a nightly basis. The fund settles those positions every day, receiving payment in the form of gold bars.
Thus, if gold prices rise, investors profit. But they can benefit if the price of gold falls if the value of the dollar rises more. If gold price fall more than the dollar strengthens, then the fund loses value.
”This is a good complement to the GLD, offering a more sophisticated way to own gold in a portfolio,” says Joe
Cavatoni at the World Gold Council.
GLDW hits the market at a time when gold has been on a decline. Gold futures rose today as signs of growing inflation helped bolster prices. But on Friday, gold ended the day in the red for the fourth straight day thanks to strength in the U.S. dollar and U.S. equity indexes hitting record highs.
Analysts, meanwhile, have been lowering gold forecasts.
The average retail investor may want to approach this fund with caution. GLDW is being aimed at hedge funds and institutional investors.
Add to that, the rising difficulties facing new ETFs. U.S. domiciled ETFs, 2016 ended with more funds and assets than ever before. But FactSet reports that of the 223 funds that hit the market last year, only 11 have surpassed the $100 million mark, and most of those were “me-to strategies.” “Five years ago, you could launch funds and pick up trading volume, but now you need to be disciplined,” says State Street’s Good. “We see a long-term strategic benefit.”

SPDR® Long Dollar Gold Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. The Fund has also filed the prospectus with the National Futures Association. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.